Exhibit 99.8

UNITED UTILITIES TRADING UPDATE

28 September 2004

Introduction

United Utilities today issues an update on trading for the six months ending 30 September 2004. The company will announce its interim results on 25 November 2004.

United Utilities is also today presenting its telecommunications business, Your Communications, to analysts and investors. The presentation will take place at 4.00pm at the City Presentation Centre, 4 Chiswell Street, London, EC1Y 4UP.

Commenting on the group's trading position, John Roberts, Chief Executive, said:

“I’m pleased to report that the Group is on track to deliver results for the six months ending 30 September 2004 in line with our expectations.

“The most significant events now facing the Group are the regulatory reviews for our water and electricity businesses. The draft determination for our water business, which we received earlier this year, was an important step in what, so far, has been a consistent and transparent review process. In it, Ofwat has identified likely future increases in companies’ obligations, which may lead to interim price determinations playing a more important role in the regulatory mechanism over the next five years. We believe that the capital markets will expect clarity on the methodology to be adopted in this process, particularly to ensure that interim determinations are subjected to the same financeability tests as Ofwat has used in its draft determination.

“In addition, we believe Ofwat’s draft determination has underestimated the impact on the industry of a number of cost pressures, including rates, energy costs and pensions. We also consider Ofwat’s efficiency targets to be demanding, particularly as the industry has made substantial gains since it was privatised fifteen years ago, which have reduced the scope for further improvements. We will be raising these issues in our meeting with Ofwat early next month, and look forward to a constructive dialogue in addressing our concerns, such that we would be able, when we receive our final determination, to commend it to our equity and credit investors as a fair settlement.

“Whilst representing a welcome step forward, Ofgem's September update, which was published yesterday, does not adequately address a number of issues that we set out in our response to its initial proposals. In addition, Ofgem have not yet decided on an appropriate cost of capital. When considering what is a reasonable return for the sector, Ofgem must be careful to fully price in the risk of the overall regulatory package that they are asking the capital markets to bear.

“We will continue to work with Ofgem and encourage other stakeholders to engage with the regulator so that an acceptable overall package can be achieved.”

“For our non-regulated businesses, we are continuing to successfully apply our core skills to growth markets. As well as being named as preferred partner to provide operations and maintenance services to Welsh Water, our infrastructure management business, Contract Solutions, has also taken part in the recent sale of the North of England gas distribution network, with a view to securing an operations contract.”

Licensed multi-utility operations

Operating profit in the first half is expected to increase by around 10 per cent compared with the corresponding period last year, mainly due to United Utilities Water’s allowed real price increase of 8.9 per cent this year. This is despite increasing costs that are accompanying the growth in the asset base.

Infrastructure management

Operating profit in the first half is expected to increase by around 12 per cent compared with the corresponding period last year.

United Utilities has been announced as preferred partner to provide operations and maintenance and shared services activities to Dwr Cymru Welsh Water from 1 April 2005. This covers three out of four of Welsh Water’s operational areas, as well as the shared services contract, and is expected to be worth up to £1.5 billion over 15 years, subject to five yearly performance reviews.

United Utilities has also conditionally agreed to take a 15 per cent stake in a consortium to buy the North of England gas distribution network from National Grid Transco PLC. Our interest in the consortium, which is underpinned by our minority shareholding, is primarily to secure a contract to operate the gas network.

Business process outsourcing

Operating profit in the first half is expected to rise by around 8 per cent compared to the corresponding period last year. First half revenue is expected to increase by around 12 per cent.

Telecommunications

At the presentation on Your Communications that is being made later today, Hugh Logan, Managing Director, will outline progress in the development of the business. It is now the seventh largest alternative network provider for business customers, and Vodafone’s largest independent business-to-business service provider, in the United Kingdom.

Hugh will also focus on the business' position in the North West, where it is the dominant alternative carrier to British Telecom for business customers and the public sector, and the success of the Eurocall acquisition, for which the target for annual synergy savings has been increased from £8 million to £9 million.

Including the Eurocall acquisition, first half revenue is expected to increase by over 35 per cent compared to the corresponding period last year.

The operating loss is expected to reduce by around 45 per cent, as revenues increase and synergy savings from the integration of Eurocall are realised. The business continues to target operating profitability in the second half year.

Other financial

Amortisation of goodwill is expected to be around £8 million in the first half of the year.

Net debt at the half year is forecast to be around £3.8 billion. This increase principally reflects expenditure on the regulated businesses’ water and electricity capital programmes. Net debt also includes the payment of the 2003/04 final dividend, which was paid in August 2004.

The overall tax charge at the half year is expected to be around 10 per cent.

An exceptional credit of around £3 million is expected at the half year. This relates to the release of provisions relating to the group's exit from the Americas in 2002/03.

United Utilities’ Contacts:

John Roberts, Chief Executive	+44 (0)1925 237000
Simon Batey, Finance Director	+44 (0)1925 237000

Simon Bielecki, Investor Relations Manager	+44 (0)7810 157649
Evelyn Brodie, Corporate and Financial Communications	+44 (0)20 7307 0309